SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2005

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐        No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

Item
1.	Press Release entitled “Quarterly Information - Telecomunicações de São Paulo S.A. – Telesp: Quarter ended September 30, 2005 with Special Review of Independent Auditors” dated on October 28, 2005.

Quarterly Information

Telecomunicações de São Paulo S.A. - TELESP

Quarter ended September 30, 2005 with Special Review Report of Independent Auditors

(A free translation of the original report in Portuguese containing Quarterly Information prepared in accordance with the accounting practices emanating from Brazil’s Corporation Law)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

QUARTERLY INFORMATION

September 30, 2005

SPECIAL REVIEW REPORT OF INDEPENDENT AUDITORS

(A free translation of the original issued in Portuguese)

To the Board of Directors and Shareholders

Telecomunicações de São Paulo S.A. - TELESP

São Paulo - SP

1.	We have conducted a special review of the Quarterly Information (ITR) of Telecomunicações de São Paulo S.A and its subsidiaries for the quarter ended September 30, 2005, which comprised the balance sheets, statements of income, the performance report and other relevant information, prepared under responsibility of the Company’s management and in accordance with the accounting practices adopted in Brazil.

2.	Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Public Accountants - IBRACON, in conjunction with the Federal Accounting Council, mainly comprising: (a) inquiries of and discussions with the officials responsible for the Company’s Accounting, Financial and Operational areas, as to the main criteria adopted in preparing the quarterly information; and (b) review of information and subsequent events that had or might have had relevant effects on the Company and its subsidiaries’ financial position and operations.

3.	Based on our special review, we are not aware of any relevant change that should be made to the above mentioned quarterly information, in order for it to be in conformity with the accounting practices adopted in Brazil and standards established by the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM), specifically applicable to the preparation of quarterly information.

4.	The individual and consolidated balance sheets as of June 30, 2005 presented for comparative purposes, were reviewed by us and our unqualified special review report was issued on July 22, 2005. The individual and consolidated statements of income for the quarter and nine-month period ended September 30, 2004, also presented for comparative purposes, were reviewed by other independent auditors, who issued an unqualified special review report dated October 29, 2004.

São Paulo (SP), October 28, 2005

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP015199/O-6

Luiz Carlos Marques

Accountant CRC-1SP147693/O-5

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

BALANCE SHEETS

September 30 and June 30, 2005

(In thousands of reais – R$)

(A free translation of the original issued in Portuguese)

	Company		Consolidated
	09/30/05	06/30/05	09/30/05	06/30/05
Assets
Current assets	6,099,990	4,554,219	6,150,391	4,610,792

Cash and cash equivalents	1,699,616	499,349	1,738,960	541,152
Trade accounts receivable, net	2,754.953	2,734,019	2,772,028	2,754,269
Deferred and recoverable taxes	1,265,116	903,061	1,286,917	926,228
Inventories	77,973	85,009	78,757	85,866
Other recoverable amounts	116,848	108,780	118,942	110,520
Other	185,484	224,001	154,787	192,757

Non-current assets	915,295	845,732	1,011,903	947,186

Deferred and recoverable taxes	409,267	390,558	437,014	420,900
Escrow deposits	461,721	418,584	462,236	419,085
Other	44,307	36,590	112,653	107,201

Permanent assets	12,743,516	13,069,166	12,653,656	12,980,966

Investments	465,581	469,465	254,652	261,106
Property, plant and equipment, net	12,202,397	12,511,548	12,309,913	12,617,588
Deferred charges	75,538	88,153	89,091	102,272

Total assets	19,758,801	18,469,117	19,815,950	18,538,944

See accompanying notes.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

BALANCE SHEETS

September 30 and June 30, 2005

(In thousands of reais – R$)

(A free translation of the original issued in Portuguese)

	Company		Consolidated
	09/30/05	06/30/05	09/30/05	06/30/05
Liabilities and shareholders’ equity

Current liabilities	6,774,681	4,583,629	6,795,704	4,615,550

Loans and financing	635,397	322,433	638,787	325,727
Trade accounts payable	1,191,958	1,262,412	1,213,306	1,292,735
Taxes payable	1,468,916	1,194,523	1,484,983	1,213,035
Dividends and interest on capital	2,381,720	890,551	2,381,720	890,551
Reserve for contingencies	65,603	58,047	65,659	58,105
Payroll and related charges	164,987	145,348	171,627	150,898
Temporary losses on derivatives	418,601	344,287	421,788	346,164
Other	447,499	366,028	417,834	338,335

Non-current liabilities	3,164,989	3,186,432	3,183,645	3,206,868

Loans and financing	2,125,653	2,221,464	2,142,220	2,239,350
Taxes payable	23,468	24,249	23,468	24,249
Reserve for contingencies	895,917	858,069	896,082	858,222
Other	119,951	82,650	121,875	85,047

Deferred income	—	—	17,470	17,470

Shareholders’ equity	9,817,517	10,697,442	9,817,517	10,697,442

Capital	5,978,074	5,978,074	5,978,074	5,978,074
Capital reserves	2,686,861	2,745,529	2,686,861	2,745,529
Profit reserves	659,556	659,556	659,556	659,556
Retained earnings	493,026	1,314,283	493,026	1,314,283

Funds for capitalization	1,614	1,614	1,614	1,614

Total liabilities and shareholders’ equity	19,758,801	18,469,117	19,815,950	18,538,944

See accompanying notes.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

STATEMENTS OF INCOME

Quarters ended September 30, 2005 and 2004

(In thousands of reais – R$, except earnings per share)

(A free translation of the original issued in Portuguese)

	Company		Consolidated
	09/30/05	09/30/04	09/30/05	09/30/04
Telecommunications services	5,212,075	4,681,230	5,290,641	4,708,600
Revenue deductions	(1,540,887)	(1,274,790)	(1,568,831)	(1,283,606)

Net operating revenue	3,671,188	3,406,440	3,721,810	3,424,994
Cost of services provided	(1,907,158)	(1,878,862)	(1,924,426)	(1,897,628)

Gross profit	1,764,030	1,527,578	1,797,384	1,527,366

Operating expenses	(715,277)	(619,717)	(744,381)	(612,080)

Selling	(503,204)	(404,668)	(516,304)	(419,252)
General and administrative	(215,935)	(164,166)	(226,625)	(152,943)
Equity in subsidiaries	(479)	(19,225)	(3,642)	(4,828)
Other, net	4,341	(31,658)	2,190	(35,057)

Income from operations before financial expenses, net	1,048,753	907,861	1,053,003	915,286
Financial expenses, net	(348,446)	(99,401)	(350,215)	(100,863)

Nonoperating income, net	11,642	11,024	11,699	11,073

Income before taxes	711,949	819,484	714,487	825,496
Income and social contribution taxes	(243,206)	(281,204)	(245,744)	(287,216)
Reversal of interest on capital	241,000	—	241,000	—

Net income	709,743	538,280	709,743	538,280

Number of shares outstanding at the end of quarter, excluding treasury stocks (in thousands)	492,030	493,592,279

Earning per thousand shares – R$	1.44248	0.00109

See accompanying notes.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

STATEMENTS OF INCOME

Nine-month periods ended September 30, 2005 and 2004

(In thousands of reais – R$, except earnings per share)

(A free translation of the original issued in Portuguese)

	Company		Consolidated
	09/30/05	09/30/04	09/30/05	09/30/04
Telecommunications services	14,855,234	13,541,455	15,061,264	13,619,912
Revenue deductions	(4,345,017)	(3,739,074)	(4,421,426)	(3,757,827)

Net operating revenue	10,510,217	9,802,381	10,639,838	9,862,085
Cost of services provided	(5,657,815)	(5,480,687)	(5,712,535)	(5,512,219)

Gross profit	4,852,402	4,321,694	4,927,303	4,349,866

Operating expenses	(2,025,172)	(1,965,752)	(2,098,886)	(1,991,224)

Selling	(1,301,687)	(1,146,577)	(1,355,124)	(1,205,163)
General and administrative	(620,236)	(638,490)	(655,124)	(630,472)
Equity in subsidiaries	(37,394)	(29,161)	(19,823)	(1,705)
Other, net	(65,855)	(151,524)	(68,815)	(153,884)

Income from operations before financial expenses, net	2,827,230	2,355,942	2,828,417	2,358,642
Financial expenses, net	(930,380)	(589,641)	(936,978)	(592,843)

Nonoperating income, net	40,363	28,079	40,807	28,175

Income before taxes	1,937,213	1,794,380	1,932,246	1,793,974
Income and social contribution taxes	(669,917)	(615,162)	(664,950)	(614,756)
Reversal of interest on capital	600,000	295,800	600,000	295,800

Net income	1,867,296	1,475,018	1,867,296	1,475,018

Number of shares outstanding at the end of the nine-month period, excluding treasury stocks (in thousands)	492,030	493,592,279

Earning per thousand shares – R$	3.79509	0.00299

See accompanying notes.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE QUARTERLY INFORMATION

September 30, 2005

(In thousands of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

1.	Operations and Background

a)	Ownership control and operations

Telecomunicações de São Paulo S.A. - Telesp, hereinafter referred to as the “Company” or “Telesp”, is controlled by Telefónica S.A. that, as of September 30, 2005, holds directly and indirectly 84.71% of the common shares and 88.90% of the preferred shares of the Company.

The Company is registered with the Brazilian Securities Commission (CVM) as a publicly held company and its shares are traded on the São Paulo Stock Exchange (BOVESPA). The Company is also registered with the US Securities and Exchange Commission (SEC) and its American Depository Shares (ADSs - level II) are traded on the New York Stock Exchange (NYSE).

The Company’s activities are regulated by Brazil’s telecommunications regulator (ANATEL), in accordance with the terms of the concession granted by the Brazilian Government.

The Company is a concessionaire of the fixed switch telephone service (STFC) in Region 3, which comprises the State of São Paulo, in Sectors 31, 32 and 34 established in the General Concession Plan (PGO).

The STFC Concession Agreement in effect until December 31, 2005 may be renewed, upon the Concessionaire’s request, on a chargeable basis, only once for another 20 years, provided the Concessionaire meets the requirements of the agreement. The new agreement can contain new requirements and establish new universalization and quality targets, based on the conditions in force at the time of the renewal.

As provided for in the agreement, at June 30, 2003, the Company declared to Anatel an interest in the renewal of the concession. As such, as from January 1, 2006, Telesp will be governed by a concession agreement, which was submitted in 2002 to a Public Inquiry, showing the Company’s comments and pronouncements.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE QUARTERLY INFORMATION (Continued)

September 30, 2005

(In thousands of reais, unless otherwise stated)

1.	Operations and Background (Continued)

b)	Telecommunications service providers and subsidiaries

Assist Telefônica S.A.: this wholly-owned subsidiary is a closely-held company engaged primarily in providing the following services: technical assistance for installation, operation and maintenance of internal telephone, data and IT networks; value-added services, including those related to internet content, connection and access, as well as technology services and internet support; installation, operation and maintenance of internet, intranet and extranet solutions; sale, rent and maintenance of telecommunications and IT equipment and devices in general.

Aliança Atlântica Holding B.V.: this company headquartered in Amsterdam, Netherlands, is a 50-50 joint venture formed in 1997 between Telebrás and Portugal Telecom. With the spin-off of Telebrás in February 1998, Telebrás’ equity interest in Aliança Atlântica was transferred to the Company. Currently, 50% of Aliança Atlântica is owned by the Company and 50% by Telefónica S.A.

Companhia AIX de Participações: this company is engaged in both direct and indirect development of activities related to the construction, conclusion and operation of underground fiber optic networks. Currently, Telesp holds 50% interest in this company.

Companhia ACT de Participações: on June 30, 2001, Telesp paid up an equity interest of 32% in this company. In November and December 2003, this company underwent a corporate restructuring process that increased Telesp equity interest to 50% in this company, whose business purposes are participate in Refibra Consortium, render technical advisory services for preparation of projects for the conclusion of the Refibra Network, making the necessary studies to render them economically feasible, as well as monitor the status of activities related to the Consortium.

Santo Genovese Participações Ltda.: on December 24, 2004, the Company acquired all the shares of Santo Genovese Participações Ltda., a limited liability company, which holds an equity interest in Atrium Telecomunicações Ltda., a company that provides telecommunication management services for corporate clients in Brazil (industries, companies and condominiums), internet and intranet services, and sale, rent and representation of telecommunication systems and related equipment.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE QUARTERLY INFORMATION (Continued)

September 30, 2005

(In thousands of reais, unless otherwise stated)

2.	Presentation of the Quarterly Information

The individual (Company) and consolidated interim financial statements have been prepared in accordance with Brazilian accounting practices, rules applicable to concessionaires of public telecommunications services, and accounting procedures and standards established by the Brazilian Securities Commission (CVM).

The consolidated interim financial statements include the accounts of the subsidiaries Assist Telefônica S.A. and Santo Genovese Participações Ltda. and of the jointly-owned subsidiaries Aliança Atlântica Holding B.V., Companhia AIX de Participações and Companhia ACT de Participações, which were fully or proportionally consolidated in accordance with CVM Instruction No. 247/96.

In consolidation, all assets, liabilities, revenues and expenses resulting from intercompany transactions have been eliminated.

The interim financial statements have been reclassified, when applicable, for comparability purposes, as shown in Note 22.

3.	Summary of Principal Accounting Practices

The interim financial statements as of September 30, 2005 have been prepared in accordance with the principles, practices and criteria consistently applied to the financial statements for the prior year and should be analyzed together with those financial statements.

4.	Cash and Cash Equivalents

	Company		Consolidated
	Sep/2005	Jun/2005	Sep/ 2005	Jun/2005
Cash and banks	25,209	8,477	38,276	19,842
Temporary cash investments	1,674,407	490,872	1,700,684	521,310

Total	1,699,616	499,349	1,738,960	541,152

Temporary cash investments are liquid investments restated based on the Interbank Deposit Certificate (CDI) rate variation and are held with first-rated banks.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE QUARTERLY INFORMATION (Continued)

September 30, 2005

(In thousands of reais, unless otherwise stated)

5.	Trade Accounts Receivable, Net

	Company		Consolidated
	Sep/2005	Jun/2005	Sep/2005	Jun/2005
Billed amounts	2,188,478	2,225,143	2,205,664	2,245,400
Unbilled amounts	1,128,223	1,068,610	1,133,630	1,074,069

Gross accounts receivable	3,316,701	3,293,753	3,339,294	3,319,469

Allowance for doubtful accounts	(561,748)	(559,734)	(567,266)	(565,200)

Total	2,754,953	2,734,019	2,772,028	2,754,269

Current	2,129,405	2,141,749	2,116,952	2,139,116
Past-due – 1 to 30 days	475,800	462,164	486,482	473,383
Past-due – 31 to 60 days	146,655	130,677	152,481	136,658
Past-due – 61 to 90 days	57,870	64,215	61,783	66,186
Past-due – 91 to 120 days	40,350	31,316	43,766	33,044
Past-due – more than 120 days	466,621	463,632	477,830	471,082

Total	3,316,701	3,293,753	3,339,294	3,319,469

Amounts receivable from and payable to Embratel, included in the June 2005 balances, were negotiated and adjusted in September 2005, and did not generate any effect on the Company’s result of operations.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE QUARTERLY INFORMATION (Continued)

September 30, 2005

(In thousands of reais, unless otherwise stated)

6.	Deferred and Recoverable Taxes

	Company		Consolidated
	Sep/2005	Jun/2005	Sep/2005	Jun/2005
Withholding taxes	54,037	40,410	55,479	41,473
Prepaid income tax	528,952	269,566	530,547	270,968
Prepaid social contribution tax	191,474	97,025	191,827	97,371

Deferred taxes	676,328	669,397	719,237	711,967

Tax loss carryforwards – Income tax	—	—	20,332	22,245
Tax loss carryforwards – Social contribution tax	—	—	7,320	8,009
Reserve for contingencies	313,481	298,044	313,556	298,115
Postretirement benefit plans	17,331	15,255	17,370	15,290
Allowance for doubtful accounts	96,474	98,125	98,296	99,842
Allowance for reduction of inventory to market value	42,574	45,217	42,574	45,299
Income tax on other temporary differences	151,815	156,438	161,609	164,093
Social contribution tax on other temporary differences	54,653	56,318	58,180	59,074

ICMS (state VAT) (*)	222,368	216,001	224,989	223,474
Other	1,224	1,220	1,852	1,875

Total	1,674,383	1,293,619	1,723,931	1,347,128

Current	1,265,116	903,061	1,286,917	926,228
Non current	409,267	390,558	437,014	420,900

(*)	Refers to tax credits derived from the purchase of fixed assets, available for offset in 48 months.

Deferred income and social contribution taxes

Considering the existence of taxable income in the last five fiscal years and the expected generation of future taxable income discounted to present value based on a technical feasibility study, as provided for in CVM Instruction No. 371/2002, the Company estimates the realization of the deferred taxes as of September 30, 2005 as follows:

Year	Company	Consolidated
2005	108,114	121,835
2006	252,155	254,855
2007	80,292	86,344
2008	68,275	77,104
Between 2009 and 2011	167,492	179,099

Total	676,328	719,237

The recoverable amounts above are based on projections subject to changes in the future.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE QUARTERLY INFORMATION (Continued)

September 30, 2005

(In thousands of reais, unless otherwise stated)

7.	Other Recoverable Amounts

	Company		Consolidated
	Sep/2005	Jun/2005	Sep/2005	Jun/2005
Advances to employees	19,907	14,748	20,400	15,173
Advances to suppliers	32,067	31,999	32,629	32,523
Other recoverable amounts	64,874	62,033	65,913	62,824

Total current	116,848	108,780	118,942	110,520

The balance of other recoverable amounts comprises the amount of R$42,597 referring to recoverable FUST – Contribution for the Fund for Universal Access to Telecommunications Services, recorded in December 2004. The tax credit realization is expected to occur in less than 12 months.

8.	Inventories

	Company		Consolidated
	Sep/2005	Jun/2005	Sep/2005	Jun/2005
Consumption materials	91,807	97,233	91,852	97,280
Resale items	99,803	109,382	100,542	110,432
Public telephone prepaid cards	10,978	10,467	10,978	10,467
Scraps	601	918	601	918
Allowance for reduction to market value and obsolescence	(125,216)	(132,991)	(125,216)	(133,231)

Total current	77,973	85,009	78,757	85,866

The allowance for reduction to market value and obsolescence takes into consideration timely analyses carried out by the Company.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE QUARTERLY INFORMATION (Continued)

September 30, 2005

(In thousands of reais, unless otherwise stated)

9.	Other

	Company		Consolidated
	Sep/2005	Jun/2005	Sep/2005	Jun/2005
Prepaid expenses	81,290	106,442	79,564	104,123
Receivables from Barramar S.A. (*)	—	—	72,406	73,772
Intercompany receivables - current	98,036	102,425	64,943	70,336
Onlending of foreign currency loans	1,592	3,620	1,592	3,620
Tax incentives, net of allowance	411	411	411	411
Amounts linked to National Treasury securities	8,838	8,640	8,838	8,640
Receivables - sale of scraps	17,766	25,004	17,766	25,004
Other assets	3,233	3,907	5,380	4,549

Total	211,166	250,449	250,900	290,455

Current	185,484	224,001	154,787	192,757
Non current	25,682	26,448	96,113	97,698

(*)	Refer to receivables from Barramar S.A., recorded by Companhia AIX de Participações, net of allowance for doubtful accounts.

10.	Escrow Deposits

	Company		Consolidated
	Sep/2005	Jun/2005	Sep/2005	Jun/2005
Civil litigation	70,248	39,619	70,285	39,655
Tax litigation	298,224	292,529	298,587	292,890
Labor claims	93,249	86,436	93,364	86,540

Total non current	461,721	418,584	462,236	419,085

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE QUARTERLY INFORMATION (Continued)

September 30, 2005

(In thousands of reais, unless otherwise stated)

11.	Investments

	Company		Consolidated
	Sep/2005	Jun/2005	Sep/2005	Jun/2005
Investments carried under the equity method	280,783	281,628	—	—

Aliança Atlântica Holding B.V.	58,189	61,978	—	—
Assist Telefônica S.A.	155,446	151,133	—	—
Companhia AIX de Participações	67,122	68,491	—	—
Companhia ACT de Participações	26	26	—	—

Negative and positive goodwill on acquisition of investments	93,364	96,359	110,834	113,829

Negative goodwill on acquisition of shares – Companhia AIX de Participações	(17,470)	(17,470)	—	—
Goodwill on acquisition – Santo Genovese Participações Ltda.	119,820	119,820	119,820	119,820
Amortization of goodwill – Santo Genovese Participações Ltda.	(8,986)	(5,991)	(8,986)	(5,991)

Investments carried at cost	91,434	91,478	143,818	147,277

Portugal Telecom	75,362	75,362	127,746	131,161
Other companies	26,796	26,840	26,796	26,840
Other investments	3,359	3,359	3,359	3,359
Tax incentives	15,164	15,164	15,164	15,164
Allowance for losses	(29,247)	(29,247)	(29,247)	(29,247)

Total	465,581	469,465	254,652	261,106

The negative goodwill on the acquisition of shares of Companhia AIX de Participações recorded by the Company was allocated to Deferred Income in the consolidated balance sheet, according to Art.26 of CVM Instruction No. 247/96.

Investment acquisition - Santo Genovese Participações Ltda.

On December 24, 2004, the Company acquired control of Santo Genovese Participações Ltda., parent company of Atrium Telecomunicações Ltda. (“Atrium”), which is engaged in telecommunication services management.

Santo Genovese Participações Ltda. (“Santo Genovese”) is a holding company which holds 99.99% of Atrium as its only assets. The acquisition price was R$113,440.

Such operation will allow extending the offer of higher value-added services in the domestic market, through the management of the rendering of telecommunication services.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE QUARTERLY INFORMATION (Continued)

September 30, 2005

(In thousands of reais, unless otherwise stated)

11.	Investments (Continued)

The goodwill, based on Atrium’s future profitability, is calculated as follows:

Amounts
Acquisition price	113,440
Acquisition costs	2,435
(-) Book value of investment	(3,945)

Total goodwill	119,820

The principal financial information on the subsidiaries as of September 30, 2005 and June 30, 2005 is as follows:

	Sep/2005
	Aliança Atlântica	Assist Telefônica	Companhia AIX	Companhia ACT	Santo Genovese (a)
Paid-up capital	106,870	254,000	460,929	1	51,850

Capital reserves	—	—	—	—	450

Retained earnings (accumulated deficit)	9,509	(98,554)	(326,685)	50	(60,815)

Shareholders’ equity	116,379	155,446	134,244	51	(8,515)

Shares (thousands)
Number of subscribed and paid-up shares	88	367,977	298,562	1	51,850

Number of common shares owned	44	367,977	149,281	0,5	51,850

Ownership percentage	50%	100%	50%	50%	100%

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE QUARTERLY INFORMATION (Continued)

September 30, 2005

(In thousands of reais, unless otherwise stated)

11.	Investments (Continued)

	Jun/2005
	Aliança Atlântica	Assist Telefônica	Companhia AIX	Companhia ACT	Santo Genovese (a)
Paid-up capital	113,834	254,000	460,929	1	51,850

Capital reserves	—	—	—	—	450

Retained earnings (accumulated deficit)	10,122	(102,867)	(323,948)	50	(61,180)

Shareholders’ equity	123,956	151,133	136,981	51	(8,880)

Shares (million)
Number of subscribed and paid-up shares	88	367,977	298,562	1	51,850

Number of common shares owned	44	367,977	149,281	0.5	51,850

Ownership percentage	50%	100%	50%	50%	100%

a)	The Company recorded a provision for shareholders’ deficit in the amount of R$8,515 (R$8,880 as of June 30, 2005), under the caption “Other liabilities”.

	Sep/2005					Sep/2004
	Aliança Atlântica	Assist Telefônica	Cia AIX	Cia ACT (c)	Santo Genovese (b) (c)	Aliança Atlântica	Assist Telefônica	Cia AIX	Cia ACT
Net profit (loss) in the period	4,615	(10,749)	(9,122)	1	(4,570)	3,722	(23,798)	(11,039)	49

b)	Santo Genovese’s loss includes the result of December 2004, because the consolidated balance sheet for 2004 was prepared based on Santo Genovese’s balance sheet as of November 2004. The current consolidated balance sheet has been prepared with the same month basis.
c)	Companhia ACT de Participações and Santo Genovese Participações Ltda. were consolidated from December 2004.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE QUARTERLY INFORMATION (Continued)

September 30, 2005

(In thousands of reais, unless otherwise stated)

11.	Investments (Continued)

The Company’s equity in subsidiaries is as follows:

	Sep/2005	Sep/2004
Aliança Atlântica	(17,515)	131
Assist Telefônica	(10,749)	(23,798)
Companhia AIX de Participações	(4,561)	(5,519)
Santo Genovese Participações Ltda.	1	25
	(4,570)	—

	(37,394)	(29,161)

12.	Property, Plant and Equipment, Net

	Company
		September 2005			June 2005
	Annual depreciation %	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Property, plant and equipment in service		38,597,937	(26,772,871)	11,825,066	38,287,016	(26,140,361)	12,146,655

Switching and transmission equipment	12.50	15,723,361	(12,159,296)	3,564,065	15,616,085	(11,881,161)	3,734,924
Transmission equipment, overhead, underground and building cables, teleprinters, PABX, energy equipment and furniture	10.00	11,401,944	(8,244,640)	3,157,304	11,343,823	(8,088,546)	3,255,277
Transmission equipment - modems	20.00	594,295	(456,595)	137,700	574,550	(430,313)	144,237
Underground and undersea cables, poles and towers	5.00 to 6.67	389,592	(210,724)	178,868	389,188	(206,932)	182,256
Subscriber, public and booth equipment	12.50	1,920,711	(1,136,628)	784,083	1,871,391	(1,089,103)	782,288
IT equipment	20.00	479,566	(410,791)	68,775	470,279	(401,653)	68,626
Buildings and underground cables	4.00	6,368,051	(3,339,781)	3,028,270	6,343,427	(3,285,564)	3,057,863
Vehicles	20.00	49,848	(35,168)	14,680	47,793	(35,781)	12,012
Land	—	253,926	—	253,926	257,645	—	257,645
Other	10.00 to 20.00	1,416,643	(779,248)	637,395	1,372,835	(721,308)	651,527

Property, plant and equipment in progress	—	377,331	—	377,331	364,893	—	364,893

Total		38,975,268	(26,772,871)	12,202,397	38,651,909	(26,140,361)	12,511,548

Average annual depreciation rates - %		10.56			10.55

Assets fully depreciated		13,752,758			13,116,022

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE QUARTERLY INFORMATION (Continued)

September 30, 2005

(In thousands of reais, unless otherwise stated)

12.	Property, Plant and Equipment, Net (Continued)

	Consolidated
		September 2005			June 2005
	Annual depreciation %	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Property, plant and equipment in service		38,763,757	(26,835,755)	11,928,002	38,447,312	(26,196,612)	12,250,700

Switching and transmission equipment	12.50	15,727,410	(12,159,704)	3,567,706	15,619,450	(11,881,447)	3,738,003
Transmission equipment, overhead, underground and building cables, teleprinters, PABX, energy equipment and furniture	10.00	11,421,956	(8,246,688)	3,175,268	11,361,151	(8,090,128)	3,271,023
Transmission equipment - modems	20.00	613,138	(467,063)	146,075	594,431	(440,227)	154,204
Underground and undersea cables, poles and towers	5.00 to 6.67	402,625	(211,887)	190,738	402,220	(207,862)	194,358
Subscriber, public and booth equipment	12.50	1,920,718	(1,136,631)	784,087	1,871,397	(1,089,106)	782,291
IT equipment	20.00	490,323	(414,412)	75,911	480,163	(404,952)	75,211
Buildings and underground cables	4.00	6,368,101	(3,339,801)	3,028,300	6,343,478	(3,285,581)	3,057,897
Vehicles	20.00	50,333	(35,296)	15,037	48,279	(35,888)	12,391
Land	—	253,926	—	253,926	257,686	—	257,686
Other	10.00 to 20.00	1,515,227	(824,273)	690,954	1,469,057	(761,421)	707,636

Property, plant and equipment in progress	—	381,911	—	381,911	366,888	—	366,888

Total		39,145,668	(26,835,755)	12,309,913	38,814,200	(26,196,612)	12,617,588

Average annual depreciation rates - %		10.60			10.59

Assets fully depreciated		13,757,251			13,118,096

Returnable assets

Pursuant to the Concession Agreement, all assets pertaining to the Company’s equity and indispensable to the provision of the services described in said agreement are considered returnable and are part of the concession assets. These assets will be automatically returned to ANATEL upon expiration of the Concession Agreement. As of September 30, 2005, the net book value of such returnable assets is estimated at R$9,272,386 (9,607,947 as of June 30, 2005), comprised of switching and transmission equipment, public use terminals, external network equipment, energy equipment, and system and operation support equipment.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE QUARTERLY INFORMATION (Continued)

September 30, 2005

(In thousands of reais, unless otherwise stated)

13.	Deferred Charges

Deferred charges as of September 30 and June 30, 2005 are as follows:

	Company		Consolidated
	Sep/2005	Jun/2005	Sep/2005	Jun/2005
Pre-operating expenses	17,666	20,456	23,444	26,472

Cost	55,788	55,788	65,279	65,279
Accumulated amortization	(38,122)	(35,332)	(41,835)	(38,807)

Merged goodwill – Ceterp S.A.	5,265	13,276	5,265	13,276

Cost	187,951	187,951	187,951	187,951
Accumulated amortization	(182,686)	(174,675)	(182,686)	(174,675)

Goodwill on acquisition of the IP network	52,607	54,421	52,607	54,421

Cost	72,561	72,561	72,561	72,561
Accumulated amortization	(19,954)	(18,140)	(19,954)	(18,140)

Other	—	—	7,775	8,103

Cost	—	—	12,059	12,059
Accumulated amortization	—	—	(4,284)	(3,956)

Total	75,538	88,153	89,091	102,272

Pre-operating expenses refer to costs incurred in the pre-operating stage of long-distance services; amortization began in May 2002, over a period of 60 months.

The goodwill paid on the acquisition of Ceterp S.A. is presented in deferred charges due to that company’s merger on November 30, 2000. This goodwill, based on the expectation of future profitability, is being amortized over 60 months.

The goodwill on acquisition of the IP network in December 2002 refers to the acquisition of the assets for the Switched IP and Speedy Link services of Telefônica Empresas S.A. The portion considered as goodwill and recorded in deferred charges corresponds to the customer portfolio of the business. According to an appraisal report, the economic grounds of the goodwill is the expected future profitability, for an amortization period of 120 months.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE QUARTERLY INFORMATION (Continued)

September 30, 2005

(In thousands of reais, unless otherwise stated)

14.	Loans, Financing and Debentures

	Consolidated			Balance as of September 2005
	Currency	Annual interest rate %	Maturity	Current	Long-term	Total
Mediocrédito	US$	1.75%	2014	6,843	50,129	56,972
CIDA	CAN$	3.00%	2005	1,360	—	1,360
Loans in local currency	R$	6% + 3.75% spread and CDI + 0.40% per month	Through 2006	2,729	341	3,070
Loans in foreign currency			Through 2009	605,682	591,750	1.197,432
Debentures	R$	103.50% of CDI	Through 2007	22,173	1,500,000	1,522,173

Total				638,787	2,142,220	2,781,007

	Consolidated			Balance as of June 2005
	Currency	Annual interest rate %	Maturity	Current	Long-term	Total
Mediocrédito	US$	1.75%	2014	7,525	56,555	64,080
CIDA	CAN$	3.00%	2005	1,361	—	1,361
Loans in local currency	R$	6% + 3.75% spread and CDI + 0.40% per month	through 2006	2,977	846	3,823
Loans in foreign currency			through 2009	290,387	681,949	972,336
Debentures	R$	103.50% of CDI	through 2007	23,477	1,500,000	1,523,477

Total				325,727	2,239,350	2,565,077

Loans in foreign currency are as follows:

Consolidated	Currency	Interest rate	Principal	Interest	Balance as of Sep/2005
Resolution 2770	USD	3.00% to 6.90%	516,883	13,595	530,478
Resolution 2770	JPY	1.40%	260,432	204	260,636
“Untied Loan” – JBIC	JPY	Libor + 1.25%	388,480	952	389,432
DEG – Deutsche Investitions	USD	Libor + 6%	15,000	1,886	16,886

			1,180,795	16,637	1,197,432

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE QUARTERLY INFORMATION (Continued)

September 30, 2005

(In thousands of reais, unless otherwise stated)

14.	Loans, Financing and Debentures (Continued)

Consolidated	Currency	Interest rate	Principal	Interest	Balance as of Jun/2005
Resolution 2770	USD	3.00% to 6.90%	469,998	9,200	479,198
Untied Loan – JBIC	JPY	Libor + 1.25%	473,090	2,692	475,782
DEG – Deutsche Investitions	USD	Libor + 6%	15,865	1,491	17,356

			958,953	13,383	972,336

Loans and financing with Mediocrédito are guaranteed by the Federal Government.

The loan from Japan Bank for International Cooperation—JBIC includes restrictive covenants related to the maintenance of certain financial indices, which to date have been met.

Long-term debt maturities

Year	Amount
2006	341
2007	1,620,029
2008	387,969
2009	103,804
Thereafter	30,077

Total	2,142,220

Debentures

On September 3, 2004, the Company announced a Securities Distribution Program (“Program”) and, under the Program, the first issue of Telesp debentures (“Offering”).

The Program amounts to R$3.0 billion for a period of two years from the filing with the CVM on October 15, 2004, and contemplates the issuance of simple nonconvertible debentures, unsecured or subordinated, and/or promissory notes.

The Offering consisted of the issue of 150,000 simple nonconvertible unsecured debentures, with a face value of R$10, in the total amount of R$1,500,000, of a single series, maturing on September 1, 2010 (six years). The debentures bear interest with quarterly payments, equivalent to 103.5% of the DI (interbank deposit) average daily rate calculated and published by the CETIP (Clearing House for the Custody and Financial Settlement of Securities).

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE QUARTERLY INFORMATION (Continued)

September 30, 2005

(In thousands of reais, unless otherwise stated)

14.	Loans, Financing and Debentures (Continued)

The adjustment to the interest rate of debentures is estimated for September 1, 2007. On a conservative basis, the Company included, in the consolidated schedule of long-term debt maturities shown above, the principal of the debentures in the year 2007, date of adjustment of interest rates.

15.	Taxes Payable

	Company		Consolidated
	Sep/2005	Jun/2005	Sep/2005	Jun/2005
Taxes on income
Income tax	535,521	351,678	537,899	351,854
Social contribution tax	194,145	126,996	195,011	127,061

Deferred taxes
Income tax	19,007	19,582	19,007	19,582
Social contribution tax	6,841	7,048	6,841	7,048

Indirect taxes
ICMS (state VAT)	656,522	621,898	663,096	634,604
PIS and COFINS (taxes on revenue)	64,277	70,733	67,930	74,000
Other	16,071	20,837	18,667	23,135

Total	1,492,384	1,218,772	1,508,451	1,237,284

Current	1,468,916	1,194,523	1,484,983	1,213,035
Non current	23,468	24,249	23,468	24,249

16.	Payroll and Related Charges

	Company		Consolidated
	Sep/2005	Jun/2005	Sep/2005	Jun/2005
Salaries and fees	19,315	17,800	21,143	19,167
Payroll charges	92,824	79,265	96,971	82,772
Accrued benefits	4,331	3,768	4,379	3,809
Employee profit sharing	48,517	44,515	49,134	45,150

Total	164,987	145,348	171,627	150,898

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE QUARTERLY INFORMATION (Continued)

September 30, 2005

(In thousands of reais, unless otherwise stated)

17.	Consignments on Behalf of Third Parties

	Company		Consolidated
	Sep/2005	Jun/2005	Sep/2005	Jun/2005
Collateral for deposits	1,845	1,853	1,845	1,853
Amounts charged to users	93,885	95,896	85,171	86,146
Retentions	62,254	67,663	63,022	68,634
Other consignments	1,363	1,138	1,363	1,138

Total	159,347	166,550	151,401	157,771

18.	Dividends and Interest on Own Capital

	Company/Consolidated
	Sep/2005	Jun/2005
Interest on own capital	708,047	503,050

Telefônica Internacional S.A.	341,070	203,825
SP Telecomunicações Holding Ltda.	106,137	63,428
Minority shareholders	260,840	235,797

Dividends	1,673,673	387,501

Telefônica Internacional S.A.	864,271	—
SP Telecomunication Holding Ltda.	268,950	—
Minority shareholders	540,452	387,501

Total	2,381,720	890,551

The interest on own capital and dividends payable to minority shareholders refer to declared but unclaimed amounts.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE QUARTERLY INFORMATION (Continued)

September 30, 2005

(In thousands of reais, unless otherwise stated)

19.	Provision for Contingencies

The Company, as an entity and also as the successor to the merged companies, and its subsidiaries are involved in labor, tax and civil lawsuits filed with different courts. The Company’s management, based on the opinion of its legal counsel, recognized reserves for those cases in which an unfavorable outcome is considered probable and prudently for certain cases with possible risk of loss, as follows:

Consolidated	Nature			Total
	Labor	Tax	Civil
Balances as of June 30, 2005	305,142	562,350	48,835	916,327

Additions	14,215	16,141	5,846	36,202
Write-offs	(11,356)	(2,192)	(3,060)	(16,608)
Monetary restatement	13,589	11,981	250	25,820

Balances as of September 30, 2005	321,590	588,280	51,871	961,741

Current	34,654	20,935	10,070	65,659
Non current	286,936	567,345	41,801	896,082

19.1	Labor contingencies

The Company has various labor contingencies and recorded a provision of R$321,590, consolidated, to cover probable losses. The amounts involved and respective degrees of risk are as follows:

	Amount Involved
Risk	Telesp	Assist	Total
Remote	1,907,098	4,312	1,911,410
Possible	98,021	—	98,021
Probable	321,383	207	321,590

Total	2,326,502	4,519	2,331,021

These contingencies involve a number of lawsuits, mainly related to salary differences, salary equalization, overtime, employment relationship with employees of outsourced companies and hazardous duty premium, among others.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE QUARTERLY INFORMATION (Continued)

September 30, 2005

(In thousands of reais, unless otherwise stated)

19.	Provision for Contingencies (Continued)

19.2	Tax contingencies

	Amount Involved
Risk	Telesp	Assist	Total
Remote	1,359,151	—	1,359,151
Possible	1,270,165	11,931	1,282,096
Probable	588,280	—	588,280

Total	3,217,596	11,931	3,229,527

Based on the assessment of the Company’s legal counsel and management, a reserve amounting to R$588,280 was recorded as of September 30, 2005. The principal tax contingencies, assessed as remote, possible and probable risk, are as follows:

•	Claims by the National Institute of Social Security (INSS), amounting to R$804,249, referring to:

a)	Legal proceedings for the collection of Workers’ Compensation Insurance (SAT) and joint liability of the Company for payment of social security contributions allegedly not made by contractors, considered possible risk, in the amount of R$281,120. Based on a partially unfavorable court decision, management decided to provide for R$98,291 relating to the portion of the total amount for which the likelihood of loss is probable.

b)	Discussion regarding social security contribution on certain amounts paid for compensation of salary losses resulting from economic plans (“Plano Verão” and “Plano Bresser”), in the approximate amount of R$130,139 for which an unfavorable outcome is considered possible. Based on higher court decisions and an unfavorable court decision in a similar case involving another company of the group, the Company’s management decided to provide for R$90,611 to cover potential losses, despite the legal counsel’s classification of possible risk.

c)	Notification demanding social security contributions, SAT and amounts for third parties (National Institute for Agrarian Reform and Colonization (INCRA) and Brazilian Mini and Small Business Support Agency (SEBRAE)) on the payment of various salary amounts for the period from January 1999 to December 2000, in the amount of approximately R$54,021, considered as possible risk. These lawsuits are in the 1st lower court and at the last administrative level, respectively. No provision was recorded based on the risk classification of this matter.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE QUARTERLY INFORMATION (Continued)

September 30, 2005

(In thousands of reais, unless otherwise stated)

19.	Provision for Contingencies (Continued)

19.2	Tax contingencies (Continued)

d)	Notification demanding social security contributions for joint liability in 1993, in the amount of approximately R$176,987, for which the risk is considered possible. This process is at the 2nd administrative level. No provision was made based on the risk classification of this matter.

e)	Legal proceedings imposing fines of R$161,982 for payment of dividends when the Company had allegedly a debt to the INSS. No provision was made for the balance, for which the likelihood of loss is deemed possible. This process is at the 2nd administrative level. No provision was made based on the risk classification of this matter.

•	Claims by the Finance Secretary of the State of São Paulo, totaling R$769,541, referring to:

f)	Tax assessments on October 31 and December 13, 2001, related to ICMS (state VAT) allegedly due on international long-distance calls, amounting to approximately R$19,196 for November and December 1996 and amounting to R$143,114 from January 1997 to March 1998, at the second administrative level, assessed as possible risk, and R$175,177 for the period from April 1998 to December 1999, at the second administrative level, assessed as remote risk. No provision was recorded based on the risk classification of these matters.

g)	Tax assessment on February 29, 2000 demanding payment of the ICMS allegedly due on cell phone activation tariff in the period from January 1995 to December 1997, plus fines and interest, amounting to approximately R$274,877, assessed as remote risk. The claim is at the 1st administrative level. No provision was recorded based on the risk classification of this matter.

h)	Tax assessment on July 2, 2001 demanding the difference in ICMS paid without late-payment fine, amounting to R$5,651, assessed as possible risk. The claim is at the higher court. No provision was recorded based on the risk classification of this matter.

i)	Tax assessment notice related to the untimely used credits in the period from January to April 2002, in the amount of R$29,336, for which the risk is considered possible. The claim is at the 2nd administrative level. No provision was recorded based on the risk classification of this matter.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE QUARTERLY INFORMATION (Continued)

September 30, 2005

(In thousands of reais, unless otherwise stated)

19.	Provision for Contingencies (Continued)

19.2	Tax contingencies (Continued)

j)	Tax assessment notice related to the use of ICMS credits on acquisition of consumption materials, in the amount of R$10,685, for which the risk is considered possible. The claim is at the 2nd administrative level. No provision was recorded based on the risk classification of this matter.

k)	Tax assessment notice related to the non-reversal of ICMS credits in proportion to tax-exempt and non-taxed sales and services in the period from January 1999 to June 2000, and July 2000 to December 2003, in addition to an ICMS credit unduly taken in March 1999. The total amount involved is R$99,422. The risk is considered possible by legal counsel. The claim is at the 2nd administrative level. No provision was recorded based on the risk classification of this matter.

l)	Notifications of around R$7,867 regarding the former Ceterp’s loss of the tax benefit established by State Decree No. 48237/03, due to underpayment for an error in the calculation of the debt, assessed as possible risk. The claim is at the 2nd administrative level. No provision was recorded based on the risk classification of this matter.

m)	Tax collection lawsuits demanding about R$4,216 of ICMS differences for the period from May 1999 to June 2003. The Company is gathering the documents to prove that the amounts have been effectively paid. Guarantee is being provided and defense is being prepared for presentation in the lower court. The risk is assessed as possible. No provision was recorded based on the risk classification of this matter.

•	Litigation at the Federal and Municipal levels in the amount of R$378,043:

n)	The Company filed a lawsuit challenging the increase of the COFINS and PIS (taxes on revenue) tax basis (COFINS until February 2004 tax basis and PIS until November 2002 tax basis), requiring the inclusion of financial and securitization income and exchange gains, instead of only operating revenues. Despite the injunction obtained suspending the change in the calculation method and the risk assessed as possible, the Company recognized a provision of R$254,046, in case it receives an unfavorable judgment.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE QUARTERLY INFORMATION (Continued)

September 30, 2005

(In thousands of reais, unless otherwise stated)

19.	Provision for Contingencies (Continued)

19.2	Tax contingencies (Continued)

o)	FINSOCIAL, currently COFINS, was a tax on gross operating revenues, originally established at a rate of 0.5% and gradually and subsequently raised to 2.0%. Such rate increases were judicially challenged with success by several companies, which resulted in tax credits from overpayments. These credits were offset by CTBC (company merged into the Company in November 1999) against current amounts of COFINS due. Claiming that those offsets made by CTBC were improper, the Federal Government made an assessment in the amount of R$16,050, considered as a possible loss. The claim is at the higher court. No provision was recorded based on the risk classification of this matter.

p)	Litigation contesting the levy of corporate income tax, social contribution tax, PASEP and COFINS on telecommunications services of Centrais Telefônicas de Ribeirão Preto S.A. - CETERP, merged in November 2000, based on paragraph 3 of Article 155 of the Federal Constitution, according to which, with the exception of ICMS (state VAT) and taxes on exports and imports, no other taxation applies to services. The Company assesses this case as probable loss and has recorded a reserve of R$70,625. The claim is in the higher court.

q)	Lawsuit seeking a court decision declaring the nonexistence of a legal tax relationship between Telesp and the Federal Government, the defendant, that would require the Company to pay the Federal Economic Intervention Contribution (CIDE) on remittances to be made based on contracts with foreign residents, since the unconstitutionality of said tax is clear. The lawsuit also seeks offset against other taxes payable, in the amount of R$2,190, monetarily restated, related to the CIDE payment made in March 2002. The Company made an escrow deposit of R$2,178 related to the remittance made on October 18, 2002. Despite the risk considered to be possible, the Company recognized a reserve for the unpaid amounts, in the amount of R$13,276. The claim is at the lower court.

r)	Tax collection claim demanding differences regarding income tax, based on DCTF’s (Declaration of Federal Tax Credits and Debits) for the first half of 1999, amounting to approximately R$5,002, assessed as possible risk. These claims are at the 1st administrative level and no provision was recorded based on the risk classification.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE QUARTERLY INFORMATION (Continued)

September 30, 2005

(In thousands of reais, unless otherwise stated)

19.	Provision for Contingencies (Continued)

19.2	Tax contingencies (Continued)

s)	At the municipal level, the Company has contingencies related to the IPTU (municipal real estate tax), ISS (municipal service tax), fine and interest in the amount of R$794, which have all been accrued due to the existence of favorable and unfavorable decisions regarding this matter.

t)	The Municipal Government of São Paulo assessed the Company, alleging differences in the payment of the ISS (municipal service tax), a fine of 20% not paid in the amount of R$18,250. No reserve has been recorded for this contingency, since the attorneys responsible for this case believe that the risk is possible. The claim is at the second administrative level.

There are other contingencies that have also been accrued, in the amount of R$49,952, for which the risk is assessed by management as probable.

19.3	Civil contingencies

	Amount involved
Risk	Telesp	Assist	Total
Remote	1,415,183	1,778	1,416,961
Possible	772,696	154	772,850
Probable	51,857	14	51,871

Total	2,239,736	1,946	2,241,682

These contingencies assessed as possible risk involve various matters: unacknowledged title to telephone line, indemnity for material and personal damages, and other, in the amount of approximately R$110,700.

In addition, the Company is also involved in civil class actions related to the Community Telephone Plan (PCT), where the telephone expansion plan buyers who did not receive shares in return for their financial investments seek an indemnity, in the municipalities of Diadema, São Caetano do Sul, São Bernardo do Campo, Ribeirão Pires and Mauá, involving a total amount of approximately R$393,989. The risks involved were assessed as possible by legal counsel. The claims are in the higher court.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE QUARTERLY INFORMATION (Continued)

September 30, 2005

(In thousands of reais, unless otherwise stated)

19.	Provision for Contingencies (Continued)

19.3	Civil contingencies (Continued)

The Association of the Participants of the Sistel in the State of São Paulo - ASTEL moved against the Company, Fundação Sistel de Seguridade Social and others, a class action questioning subjects related to the Plan of Medical Assistance for Retirees - PAMA, considering in synthesis: (i) prohibition of the collection of contribution of the retirees included in the PAMA; (ii) the registration in the PAMA of the retirees and assisted people whose registrations were suspended for insolvency; (iii) reevaluation of the economic necessities of the PAMA; (iv) restoration of the basis of incidence of the contributions on the total and gross amount of the payroll of all the employees of the company; (v) reaccreditation of all the hospitals, clinics, laboratories and doctors disaccredited by Sistel and (vi) review of the accounting distribution of shareholders´ equity. At the moment it is not possible to estimate the amount involved in this claim. Company Management, based on the opinion of its legal council, assess this suit as a possible risk. Based on the risk classification, no provision was recorded.

20.	Other Liabilities

	Company		Consolidated
	Sep/2005	Jun/2005	Sep/2005	Jun/2005
Provision for post-retirement benefit plans (Note 31)	50,975	44,867	51,089	44,972
Advances from customers	54,262	60,138	54,262	60,138
Amounts to be refunded to subscribers	33,040	33,896	32,010	32,191
Installments payable – acquisition of Santo Genovese Participações Ltda. (Atrium Telecomunicações Ltda.)	6,456	6,160	6,456	6,160
Subsidiaries’ shareholders’ deficit (Santo Genovese Participações Ltda.)	8,515	8,880	—	—
Accounts payable – sell of shares fractions after grouping of shares (Note 21)	100,129	—	100,129	—
Other	33,557	48,400	43,279	58,224

Total	286,934	202,341	287,225	201,685

Current	209,801	133,414	207,676	130,365
Non current	77,133	68,927	79,549	71,320

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE QUARTERLY INFORMATION (Continued)

September 30, 2005

(In thousands of reais, unless otherwise stated)

21.	Shareholders’ Equity

a)	Capital

Capital as of September 30 and June 30, 2005 is R$5,978,074. Subscribed and paid-up capital is represented by shares without par value, as follows:

Common shares	165,320,206
Preferred shares	328,272,072

Total shares	493,592,278

Book value per share – R$	19.89

Preferred shares are nonvoting but have priority in the reimbursement of capital and are entitled to dividends 10% higher than those paid on common shares, as per article 7 of the Company’s bylaws and clause II, paragraph 1, article 17, of Law No. 6404/76, with wording of Law No. 10303/01.

Grouping of shares

On February 22, 2005, the Company, represented by the Board of Directors, following Instruction CVM 358 dated January 3, 2002, published a significant event notice and on May 11, 2005, submitted a proposal for grouping the totality of the shares representing the Company´s capital at the Extraordinary Shareholders´ Meeting, as provided for in article 12 of Law No. 6404, dated December 15, 1976.

The proposal for grouping the totality of the former 165,320,206,602 (one hundred and sixty-five billion, three hundred and twenty million, two hundred and six thousand, six hundred and two) common shares and 328,272,072,739 (three hundred and twenty-eight billion, two hundred and seventy-two million, seventy-two thousand, seven hundred and thirty-nine) preferred shares representing the Company´s capital was unanimously approved in voting, as provided for in article 12 of Law No. 6404/76, at a ratio of 1,000 (one thousand) existing shares to 1 (one) of the related type, with no capital reduction, resulting in 493,592,278 shares, 165,320,206 of which are common and 328,272,072 preferred. The authorized capital limit will now be of 700,000,000 common or preferred shares.

The Company shareholders were granted the period from May 12, 2005 to June 24, 2005 to adjust, at their free and exclusive discretion, their shareholding positions, by type, in multiple lots of 1,000 (one thousand) shares, by means of negotiation via brokerage firms authorized to operate on the São Paulo Stock Exchange (BOVESPA), as well as so that the measures with the Securities and Exchange Commission – SEC may be taken. As from June 27, 2005, the representative shares of the Company´s capital are being traded exclusively by group and by unit quotation.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE QUARTERLY INFORMATION (Continued)

September 30, 2005

(In thousands of reais, unless otherwise stated)

21.	Shareholders’ Equity (Continued)

a)	Capital (Continued)

The shares of the remaining fractions of the grouping were sold in their entirety in a BOVESPA auction on July 15, 2005. The net value obtained with the sale of shares in the auction was made available to the related shareholder, after the conclusion of the auction, as per significant event notice published on July 21, 2005, and is recorded in “Other Liabilities” in the Company’s balance sheet.

As from June 27, 2005 each ADR represents 1 (one) preferred share.

b)	Treasury Stocks

Treasury stocks result from the Company’s participation in the auction of shares fraction, through which the Company acquired 1,258,508 common and 303,879 preferred shares in the amount of R$58,892, acquisition which allowed the necessary liquidity to pay shareholders. The average cost of acquisition was R$37.68. At September 30, 2005, the market value of treasury stocks was R$54,648.

c)	Interim dividends and interest on shareholders´ equity – based on retained earnings presented in the 2004 financial statements

On April 2 and 4, 2005, the Company published a statement of interim dividends and interest on shareholders´ equity for 2005, determined in the Board of Directors´ meeting held on April 1, 2005, following the General Shareholders´ meeting:

Interim dividends – 2005 financial year

The Company declared interim dividends in the amount of R$1,500,000 (one billion, five hundred million reais) based on retained earnings from the previous balance sheet, as per article 28 of the Company bylaws and articles 204 and 205 of Law No. 6404/76.

Type of share	Common	Preferred (*)
Value per lot of a thousand shares – R$	2.849438	3.134382

(*)	10% greater than for each common share, as per article 7 of the Company bylaws.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE QUARTERLY INFORMATION (Continued)

September 30, 2005

(In thousands of reais, unless otherwise stated)

21.	Shareholders’ Equity (Continued)

c)	Interim dividends and interest on shareholders´ equity – based on retained earnings presented in the 2004 financial statements (Continued)

The interim dividends will be attributed to the minimum mandatory dividends for the 2005 financial year, following the General Shareholders´ Meeting, in accordance with article 28 of the Company bylaws.

The payment of these dividends began on April 20, 2005 to common and preferred shareholders included in the Company records at the end of April 1st, 2005.

Interest on shareholders´ equity – 2005 financial year

The Company declared interest on shareholders´ equity in the amount of R$359,000 (three hundred and fifty-nine million reais), withholding income tax at a 15% rate, resulting in net interest of R$305,150 (three hundred and five million, one hundred and fifty thousand reais), in accordance with article 9 of Law No. 9249/95 and CVM Resolution No. 207/96.

Amount per lot of thousand shares (R$)	Immune or exempt corporate entities (gross amount)	Income tax withheld at source (15%)	Corporate entities and individuals (net amount)
Common shares	0.681965	0.102294	0.579670
Preferred shares (*)	0.750162	0.112524	0.637637

(*)	10% greater than for each common share, as per article 7 of the Company bylaws.

The credits to the corresponding shareholders were recorded in the Company´s book records on April 30, 2005, individually by shareholder, based on the share position at the end of April 29, 2005, and the payment of such interests began on October 24, 2005.

As provided for in article 29 of the Company bylaws, interest on shareholders´ equity may be attributed to the 2005 minimum mandatory dividends. Shareholders immune or exempt from income tax will receive the credits by their gross amounts, as per current legislation, evidencing such conditions, pursuant to shareholders´ notice published on April 2 and 4, 2005.

d)	Interim dividends and interest on shareholders’ equity – based on retained earnings presented in the June 30, 2005 financial statements.

On September 19, 2005, the Company published a statement of interim dividends and interest on shareholders´ equity for 2005, determined in the Board of Directors´ meeting held on September 19, 2005, following the General Shareholders´ meeting:

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE QUARTERLY INFORMATION (Continued)

September 30, 2005

(In thousands of reais, unless otherwise stated)

21.	Shareholders’ Equity (Continued)

d)	Interim dividends and interest on shareholders’ equity – based on retained earnings presented in the June 30, 2005 financial statements. (Continued)

Interim dividends – 2005 financial year

The Company declared interim dividends in the amount of R$1,290,000 (one billion, two hundred and ninety million reais) based on retained earnings presented in the June 30, 2005 financial statements, as per article 28 of the Company bylaws and articles 204 and 205 of Law No. 6404/76.

Type of share	Common	Preferred (*)
Value per share – R$	2.457954	2.703749

(*)	10% greater than for each common share, as per article 7 of the Company bylaws.

The interim dividends will be attributed to the minimum mandatory dividends for the 2005 financial year, following the General Shareholders´ Meeting, in accordance with article 28 of the Company bylaws.

The payment of these dividends began on October 24, 2005.

Interest on shareholders´ equity – 2005 financial year

The Company declared interest on shareholders´ equity in the amount of R$241,000 (two hundred and forty-one million reais), withholding income tax at a 15% rate, resulting in net interest of R$204,850 (two hundred and four million, eight hundred and fifty thousand reais), in accordance with article 9 of Law No. 9249/95 and CVM Resolution No. 207/96.

Amount per share (R$)	Immune or exempt corporate entities (gross amount)	Income tax withheld at source (15%)	Corporate entities and individuals (net amount)
Common shares	0.459199	0.068879	0.390319
Preferred shares (*)	0.505119	0.075767	0.429351

(*)	10% greater than for each common share, as per article 7 of the Company bylaws.

The credits to the corresponding shareholders were recorded in the Company´s book records on September 19, 2005, individually by shareholder, based on the share position at the end of September 19, 2005, and the payment of such interests began on October 24, 2005.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE QUARTERLY INFORMATION (Continued)

September 30, 2005

(In thousands of reais, unless otherwise stated)

21.	Shareholders’ Equity (Continued)

d)	Interim dividends and interest on shareholders’ equity – based on retained earnings presented in the June 30, 2005 financial statements. (Continued)

As provided for in article 29 of the Company bylaws, interest on shareholders´ equity may be attributed to the 2005 minimum mandatory dividends. Shareholders immune or exempt from income tax will receive the credits by their gross amounts, as per current legislation, evidencing such conditions, pursuant to shareholders´ notice published on September 19, 2005.

22.	Operating Revenue, Net

	Company		Consolidated
	Sep/2005	Sep/2004	Sep/2005	Sep/2004
Subscription (i)	4,233,492	3,618,841	4,233,121	3,618,841
Activation	70,354	63,952	70,354	63,952
Local service	2,373,217	2,274,458	2,373,217	2,274,458

Domestic long distance	2,419,508	2,308,485	2,419,508	2,308,485

Intraregional	1,777,948	1,747,950	1,777,948	1,747,950
Interregional	641,560	560,535	641,560	560,535

International long distance	104,076	81,771	104,076	81,771
Network	3,111,877	2,993,496	3,111,877	2,993,496
Use of network (i)	562,615	612,866	562,615	612,866
Public telephones	317,427	247,843	317,427	247,843
Business communication	954,364	645,646	948,566	645,842
Assignment of means (i)	293,113	290,896	293,113	290,896
Other (i)	415,191	403,201	627,390	481,462

Gross operating revenue	14,855,234	13,541,455	15,061,264	13,619,912

Taxes on gross revenue	(3,913,093)	(3,621,071)	(3,984,012)	(3,639,824)

ICMS (state VAT)	(3,344,119)	(3,115,074)	(3,392,503)	(3,120,914)
PIS and COFINS (taxes on revenue)	(549,723)	(501,870)	(569,246)	(511,904)
ISS (municipal service tax)	(19,251)	(4,127)	(22,220)	(7,005)
IPI (federal value-added tax)	—	—	(43)	(1)

Discounts	(431,924)	(118,003)	(437,414)	(118,003)

Net operating revenue	10,510,217	9,802,381	10,639,838	9,862,085

(i)	For the better presentation of Operating Revenue to the market and regulating agency, ANATEL, the Company made reclassifications in the amounts of September 2004. The main reclassifications were made in the captions “subscription”, “use of network”, “assignment of means” and “other”.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE QUARTERLY INFORMATION (Continued)

September 30, 2005

(In thousands of reais, unless otherwise stated)

22.	Operating Revenue, Net (Continued)

Occurrence of tariff adjustments affecting recorded revenue

On June 30, 2005, through Acts No.51300 and 51301, ANATEL approved tariff adjustment percentages for fixed-switch telephone service (STFC), based on the criteria established in the local and domestic long-distance concession contracts, effective July 3, 2005, Average increases were as follows:

Local: 7.27%

Long distance: 2.94%

Network usage fee for local interconnection (TU-RL): (-13.32%)

Network usage fee for long distance interconnection (TU-RIU): 2.94%

On June 29, 2004, through Acts No. 45011 and 45012, ANATEL approved tariff adjustment percentages for fixed-switch telephone service (STFC), based on the criteria established in the local and domestic long-distance concession contracts, effective July 2, 2004, except for Region 32 (former CETERP), effective from July 3, 2004. On July 2, approved percentages were applied on tariff bases determined by injunction. Average adjustments were the following:

Local: 6.89%

Long-distance: 3.20%

Network usage fee for local interconnection (TU-RL): (-10.47%)

Network usage fee for long distance interconnection (TU-RIU): 3.20%

On June 26, 2003, through Acts No. 37166 and 37167, ANATEL approved tariff adjustments for fixed-switch telephone service (STFC), based on the criteria established in the local and domestic long-distance concession contracts, effective June 30, 2003 and for the former CETERP’s Region 33, July 3, 2003. The local basic plan had an average increase of 28.75%, including a productivity gain of 1%, while the net tariffs for the long-distance services basic plan had an average increase of 24.84%, including a productivity gain of 4%, as established in the concession contract. Net charges for other STFC services and products were increased by 30.05% on average, However, a preliminary court order annulled ANATEL’s resolutions and stipulated the IPC-A (Extended Consumer Price Index), of approximately 17%, in lieu of the IGP-DI (General Price Index—Internal Availability) for the calculation set forth in clauses 11.1 and 11.2 of the public telephone service concession contracts.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE QUARTERLY INFORMATION (Continued)

September 30, 2005

(In thousands of reais, unless otherwise stated)

22.	Operating Revenue, Net (Continued)

After the judgment of the injunction by the Superior Court of Justice and reestablishment of IGP-DI as the index to be used in the calculation, the approved percentages, according to ANATEL’s published acts, were applied to the tariff bases approved in June 2003, without retroactive effects, divided in two amounts, the first of which becoming effective September 1, 2004, On September 1, 2004, the following tariff adjustment percentages were applied:

Pulse: on average 3.22%;

Domestic Long-distance service: on average 5.22%;

Non-residential subscription and branch exchange: on average 7.75%;

Residential subscription charges: 3.14%;

Activation: on average 14.14%.

The second amount was applied from November 1, 2004, with the following tariff adjustment percentages:

Pulse: on average 3.13%;

Domestic long-distance service: on average 4.97%;

Non-residential subscription and branch exchange: on average 7.20%;

Residential subscription: 3.05%;

Activation: on average 12.40%;

23.	Cost of Services Provided

	Company		Consolidated
	Sep/2005	Sep/2004	Sep/2005	Sep/2004
Depreciation and amortization	(1,791,492)	(1,869,987)	(1,803,313)	(1,879,767)
Personnel	(152,678)	(137,737)	(157,416)	(139,598)
Materials	(38,519)	(27,503)	(38,842)	(27,764)
Network interconnection	(2,649,278)	(2,617,243)	(2,658,304)	(2,617,243)
Outside services	(835,126)	(668,174)	(857,884)	(688,329)
Other	(190,722)	(160,043)	(196,776)	(159,518)

Total	(5,657,815)	(5,480,687)	(5,712,535)	(5,512,219)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE QUARTERLY INFORMATION (Continued)

September 30, 2005

(In thousands of reais, unless otherwise stated)

24.	Selling Expenses

	Company		Consolidated
	Sep/2005	Sep/2004	Sep/2005	Sep/2004
Depreciation and amortization	(5,618)	(5,620)	(5,618)	(5,620)
Personnel	(173,850)	(138,601)	(179,513)	(142,097)
Materials	(48,973)	(39,892)	(49,065)	(39,990)
Outside services	(745,677)	(627,630)	(788,037)	(677,704)
Allowance for doubtful accounts	(292,574)	(319,665)	(297,829)	(324,364)
Other	(34,995)	(15,169)	(35,062)	(15,388)

Total	(1,301,687)	(1,146,577)	(1,355,124)	(1,205,163)

25.	General and Administrative Expenses

	Company		Consolidated
	Sep/2005	Sep/2004	Sep/2005	Sep/2004
Depreciation and amortization	(190,448)	(168,982)	(200,472)	(172,999)
Personnel	(101,228)	(120,795)	(115,247)	(123,265)
Materials	(6,359)	(9,648)	(6,684)	(9,708)
Outside services	(291,026)	(323,837)	(300,596)	(308,793)
Other	(31,175)	(15,228)	(32,125)	(15,707)

Total	(620,236)	(638,490)	(655,124)	(630,472)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE QUARTERLY INFORMATION (Continued)

September 30, 2005

(In thousands of reais, unless otherwise stated)

26.	Financial Expenses, Net

	Company		Consolidated
	Sep/2005	Sep/2004	Sep/2005	Sep/2004
Financial income	526,758	349,986	531,409	348,835

Income from temporary cash investments	70,753	52,497	75,563	54,254
Gains on derivative transactions	98,063	194,449	98,063	194,449
Interest	57,444	41,670	53,327	38,374
Monetary/exchange variations	296,456	58,702	299,966	58,704
Other	4,042	2,668	4,490	3,054

Financial expenses	(1,457,138)	(939,627)	(1,468,387)	(941,678)

Interest on shareholders’ equity	(600,000)	(295,800)	(600,000)	(295,800)
Interest	(308,433)	(183,645)	(313,367)	(185,101)
Losses on derivative transactions	(481,894)	(393,604)	(486,965)	(393,604)
Expenses on financial transactions	(60,300)	(61,450)	(61,442)	(62,045)
Monetary/exchange variations	(6,511)	(5,128)	(6,613)	(5,128)

Total	(930,380)	(589,641)	(936,978)	(592,843)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE QUARTERLY INFORMATION (Continued)

September 30, 2005

(In thousands of reais, unless otherwise stated)

27.	Other Operating Expenses, Net

	Company		Consolidated
	Sep/2005	Sep/2004	Sep/2005	Sep/2004
Income	295,191	280,855	295,770	280,978

Technical and administrative services	30,744	38,116	28,649	35,920
Income from supplies	27,977	10,054	27,977	10,060
Dividends	10,350	5,915	12,655	7,792
Fines on telecommunication services	84,290	73,473	84,290	73,527
Recovered expenses	58,000	53,343	58,056	53,523
Reversal of reserve for contingencies	35,255	38,838	35,589	39,035
Reversal of provision for pension plan	1,433	16,676	1,433	16,676
Other	47,142	44,440	47,121	44,445

Expenses	(361,046)	(432,379)	(364,585)	(434,862)
Write-offs and adjustments to realizable value of supplies	(7,898)	(11,462)	(7,916)	(11,481)
Goodwill amortization – Ceterp and Santo Genovese	(33,019)	(24,032)	(33,019)	(24,032)
Donations and sponsorships	(8,463)	(10,557)	(8,494)	(10,562)
Taxes (except for income and social contribution taxes)	(159,555)	(176,623)	(159,624)	(176,390)
Reserve for contingencies	(75,640)	(83,110)	(75,684)	(83,177)
Commissions on voice and data communication services(a)	—	(67,789)	—	(67,789)
Provision for pension plan	(7,756)	(5,740)	(7,783)	(5,740)
Other	(68,715)	(53,066)	(72,065)	(55,691)

Total	(65,855)	(151,524)	(68,815)	(153,884))

(a)	This balance refers mainly to commissions to Telefônica Empresas S.A., which in 2005 are presented as selling expenses for a better presentation of the financial statements.

28.	Non Operating Income, Net

	Company		Consolidated
	Sep/2005	Sep/2004	Sep/2005	Sep/2004
Income	58,750	36,551	60,132	36,653

Proceeds from sale of property, plant and equipment and investments	24,860	11,047	25,767	11,047
Unidentified revenue	8,130	3,526	8,557	3,628
Other	25,760	21,978	25,808	21,978

Expenses	(18,387)	(8,472)	(19,325)	(8,478)

Cost of sale of property, plant and equipment and investments	(18,368)	(8,431)	(19,306)	(8,437)
Other	(19)	(41)	(19)	(41)

Total	40,363	28,079	40,807	28,175

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE QUARTERLY INFORMATION (Continued)

September 30, 2005

(In thousands of reais, unless otherwise stated)

29.	Income and Social Contribution Taxes

The Company recognizes income and social contribution taxes monthly on the accrual basis and pays the taxes on an estimated basis, in accordance with the trial balance for suspension or reduction. The taxes calculated on income as of the date of the financial statements are recorded in liabilities or assets, as applicable. Prepayments of income and social contribution taxes are recorded as deferred and recoverable taxes.

Reconciliation of tax expenses and standard rates

Reconciliation of the reported tax charges and the amounts calculated by applying 34% (income tax of 25% and social contribution tax of 9%) in September 2005 and 2004 is shown in the table below:

	Company		Consolidated
	Sep/2005	Sep/2004	Sep/2005	Sep/2004
Income before taxes	1,937,213	1,794,380	1,932,247	1,793,974

Social contribution tax
Social contribution tax expense	(174,349)	(161,494)	(173,902)	(161,447)
Permanent differences:
Equity pick-up	(3,365)	(2,625)	(1,784)	(153)
Tax rate difference in transferred tax credit (i)	—	5,991	—	5,991
Nondeductible expenses, gifts, incentives and dividends received	(657)	(1,063)	(1,378)	(3,476)

Social contribution tax expense in the statement of income	(178,371)	(159,191)	(177,064)	(159,085)

Income tax
Income tax expense	(484,303)	(448,595)	(483,062)	(448,464)
Permanent differences:
Equity pick-up	(9,349)	(7,290)	(4,956)	(426)
Nondeductible expenses, gifts, incentives and dividends received	(1,807)	(2,684)	(3,781)	(9,379)

Other
Incentives (cultural, food and transportation)	3,913	2,598	3,913	2,598

Corporate income tax expense in the statement of income	(491,546)	(455,971)	(487,886)	(455,671)

Total (corporate income tax + social contribution tax)	(669,917)	(615,162)	(664,950)	(614,756)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE QUARTERLY INFORMATION (Continued)

September 30, 2005

(In thousands of reais, unless otherwise stated)

29.	Income and Social Contribution Taxes (Continued)

Reconciliation of tax expenses and standard rates (Continued)

(i) For purposes of calculation of the tax credit arising from the merger, the income tax and social contribution tax rates used were 25% and 8%, respectively, in accordance with the legislation in effect at the date of the merger. As per changes introduced by Law No. 10637/02, beginning 2003, social contribution tax rate is 9%. The amortization of goodwill, net of reversal of accrual and the corresponding tax credit in the first quarter of 2004 increased the net income for the period, and consequently, generated a gain on mandatory minimum dividends.

The components of deferred tax assets and liabilities on temporary differences are shown in Notes 6 and 15, respectively.

30.	Related Party Transactions

The principal balances with related parties are as follows:

	Consolidated
	Sep/2005	Jun/2005
ASSETS
Current assets	257,336	314,636

Trade accounts receivable	185,567	237,293
Other recoverable amounts	6,826	7,007
Other assets	64,943	70,336

Long-term assets	16,540	9,503

Intercompany receivables	16,540	9,503

Total assets	273,876	324,139

LIABILITIES
Current liabilities	1,916,141	352,248

Trade accounts payable	276,272	301,232
Other	1,580,428
Consignments on behalf of third parties	58,757	50,199

Intercompany payables	684	817

Long-term liabilities	45,708	17,169

Intercompany payables	42,326	13,727
Other
Other liabilities	3,382	3,442

Total liabilities	1,961,849	369,417

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE QUARTERLY INFORMATION (Continued)

September 30, 2005

(In thousands of reais, unless otherwise stated)

30.	Related Party Transactions (Continued)

	Consolidated
	Sep/2005	Sep/2004
STATEMENT OF INCOME
Revenue	319,229	283,957

Telecommunications services	289,828	253,456
Financial income	728	227
Other operating revenue	28,673	30,274

Costs and expenses	(1,791,775)	(1,903,569)

Cost of services provided	(1,407,751)	(1,513,735)
Selling	(304,908)	(244,820)
General and administrative	(79,116)	(81,370)
Other operating expenses	—	(63,644)

Trade accounts receivable include receivables for telecommunications services, principally from Telerj Celular S.A., Celular CRT S.A., TeleBahia Celular S.A., Teleleste Celular S.A., Telefônica Empresas S.A., Atento Brasil S.A., Terra Networks Brasil S.A.,Global Telecom S.A., Tele Centro Oeste Celular Participações S.A. and subsidiaries, and Telesp Celular S.A., principally for long-distance services, with some amounts under negotiation for which a solution will be achieved in the short term, and also for international long-distance services, principally from Compañia de Telecomunicaciones de Chile Transmissiones Regionales S.A., Telefónica de Argentina S.A. and Telefônica de España S.A.

Other recoverable amounts in current assets refer principally to advances to Telefônica Gestão de Serviços Compartilhados do Brasil Ltda.

Intercompany receivables in current and non current assets comprise credits from Telefônica Empresas S.A., Telefónica Internacional S.A., Telefônica S.A., Tele Sudeste Celular Participações S.A., Telefônica Publicidade e Informação Ltda., Telefônica Gestão de Serviços Compartilhados do Brasil Ltda., Atento Brasil S.A., Telefônica Data do Brasil Ltda. and other group companies, corresponding to services rendered, advisory fees, expenses with salaries and other expenses paid by the Company to be refunded by the related companies.

Trade accounts payable include services provided primarily by Atento Brasil S.A., Telerj Celular S.A., TeleBahia Celular S.A., Teleleste Celular S.A., Telefônica Empresas S.A., TIWS USA, Telefônica Gestão de Serviços Compartilhados do Brasil Ltda., Terra Networks Brasil S.A., Telefônica Pesquisa e Desenvolvimento Ltda., Global Telecom S.A., Celular CRT S.A., Telesp Celular S.A. Telest Celular, and for international long-distance services Compañia de Telecomunicaciones de Chile Transmisiones Regionales S.A. and Telefónica de Argentina S.A.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE QUARTERLY INFORMATION (Continued)

September 30, 2005

(In thousands of reais, unless otherwise stated)

30.	Related Party Transactions (Continued)

Intercompany payables in current and long-term liabilities are comprised mainly of consulting fees and management fee payable to Telefónica Internacional S.A., administrative services in the accounting, financial, human resources, equity, logistics and IT areas payable to Telefônica Gestão de Serviços Compartilhados do Brasil Ltda., and voice and data communication services payable to Telefônica Empresas S.A.

Revenue from telecommunications services comprises mainly billings to Telesp Celular S.A., Telefônica Empresas S.A., Terra Networks Brasil S.A. and Atento Brasil S.A.

Other operating revenues are mainly from network infrastructure leased to Telesp Celular S.A.

Cost of services provided refers mainly to expenses of interconnection services provided by Telesp Celular S.A., Tele-sudeste S.A., CRT Celular S.A., Teleleste Celular S.A., Tele Centro Oeste Celular Participações S.A. and their subsidiaries, call center management services provided by Atento Brasil S.A., traffic services (mobile terminal) provided by Telesp Celular S.A. and internet – IP Network traffic services provided by Telefônica Empresas S.A.

Selling expenses refer mainly to data transmission services provided by Telefônica Empresas S.A., marketing services by Atento Brasil S.A., Internet services by Terra Networks Brasil S.A. and commissions paid to cellular telephone operators, mainly to Telesp Celular S.A., Celular CRT S.A., Tele Centro Oeste Celular Participações S.A. and Tele Sudeste Celular Participações S.A., and commissions on voice and data communication services provided by Telefônica Empresas S.A.

General and administrative expenses refer to administrative services provided by Telefônica Gestão de Serviços Compartilhados do Brasil Ltda. and management fee payable to Telefónica Internacional S.A.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE QUARTERLY INFORMATION (Continued)

September 30, 2005

(In thousands of reais, unless otherwise stated)

31.	Post Retirement Benefit Plans

Telesp, together with other companies of the former Telebrás System, sponsors private pension benefit plans and health care plans for retirees, managed by Fundação Sistel de Seguridade Social (“Sistel”). Until December 1999, the plans managed by Sistel were multiemployer benefit plans. On December 28, 1999, the sponsors of the plans managed by Sistel negotiated the conditions for the creation of plans separated by sponsor (PBS Telesp Plan) and the continuation of participation in the multiemployer plans only for participants who were already retired on January 31, 2000 (PBS-A), resulting in a proposal for restructuring the statutes and regulations of Sistel, which was approved by the Secretariat for Pension Plans on January 13, 2000.

In December 2004, the entity Visão Prev Sociedade de Previdência Complementar was formed to manage the Visão and PBS Telesp plans, which were transferred from Sistel to new entity. The process of transfer was approved by the Secretariat for Pension Plans (currently Previc) through Official Letter No. 123, of October 7, 2004. The transfer of assets and liabilities of the plans was made on February 18, 2005.

The transfer of plans did not result in any charge to the plan participants, because the wording of the regulations and all rights of the participants were maintained. Sistel will continue to manage the PBS-A and PAMA plans, and Telesp will continue to sponsor these plans jointly with other Sistel’s sponsors.

Telesp individually sponsors a defined retirement benefit plan (PBS Telesp Plan), which covers approximately 1% of the Company’s employees. In addition to the supplemental pension benefit, health care (PAMA) is provided to retired employees and their dependents, at shared costs. Contributions to the PBS Telesp Plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil. The funding method is the capitalization method and the sponsor’s contribution is 6.83% of payroll of employees covered by the plan, of which 5.33% is allocated to fund the PBS Telesp Plan and 1.5% to the PAMA Plan, In addition of this actuarially calculated contribution, the sponsor is making a contribution in Brazilian reais to amortize the past service cost, adjusted monthly based on accumulated INPC (national consumer price index), which amounted to R$ 251 until September 2005 (R$ 126 until June 2005).

For the other Telesp employees, there is an individual defined contribution plan - Visão Telesp Benefit Plan, established by Sistel in August 2000. The Visão Telesp Plan is funded by contributions made by the participants (employees) and by the sponsor which are credited to participants’ individual accounts. Telesp is responsible for

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE QUARTERLY INFORMATION (Continued)

September 30, 2005

(In thousands of reais, unless otherwise stated)

31.	Post Retirement Benefit Plans (Continued)

bearing all plan administrative and maintenance expenses, including participant’s death and disability risks. The employees participating in the defined benefit plan (PBS Telesp Plan) were granted the option of migrating to the Visão Telesp Plan. The new Plan was also offered to the other employees who did not participate in the PBS Telesp Plan, as well as to new hires. The Company’s contributions to the Visão Telesp Plan are equal to those of the employees, varying from 2% to 9% of the contribution salary, based on the percentage chosen by the participant.

Additionally, the Company supplements the retirement benefits of certain employees of the former CTB - Companhia Telefônica Brasileira.

In the period from January to September 2005, the Company made contributions to the PBS Telesp Plan in the amount of R$ 331 (R$ 200 in the same period in 2004) and to the Visão Telesp Plan in the amount of R$16,097 (R$ 14,111 in the same period in 2004).

Assist individually sponsors a defined contribution plan similar to that of Telesp, the Visão Assist Benefit Plan, which covers about 46% of its employees, Assist’s contributions to that plan totaled R$ 215 (R$ 150 in the same period in 2004).

The actuarial valuation of the plans was made in December 2004 based on the employees’ data as of September 2004 and the projected unit credit method was adopted. Actuarial gains or losses for each year were immediately recognized. The plans assets relate to November 30, 2004. For multiemployer plans (PAMA and PSB-A), the apportionment of the plan assets was made based on the sponsoring entity’s actuarial liabilities in relation to the plans’ total actuarial liabilities.

The status of the plans as of September 30 and June 30, 2005, whose liabilities are recorded in the caption “Other” (Note 20), is as follows:

Plan	Sep/2005	Jun/2005
PBS / CTB	26,521	26,259
PAMA	24,454	18,608

Total - Company	50,975	44,867
Visão Assist liability	114	105

Total consolidated	51,089	44,972

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE QUARTERLY INFORMATION (Continued)

September 30, 2005

(In thousands of reais, unless otherwise stated)

31.	Post Retirement Benefit Plans (Continued)

Shown below are expenses estimated for 2005 as per actuaries’ report:

	PBS /Visão Telesp/CTB	PAMA	Visão – Assist
Current service cost	120	41	32
Interest cost	8,875	8,321	26
Expected return on plan assets	(7,718)	(8,979)	(22)
Employees’ contributions	(229)	—	—

Total expenses (reversals) for 2005	1,048	(617)	36

32.	Insurance

The policy of the Company and its subsidiaries, as well as that of the Telefónica Group, includes the maintenance of insurance coverage for all assets and liabilities involving significant amounts and high risks based on management’s judgment, following Telefónica S,A,’s corporate program guidelines. In this context, Telecomunicações de São Paulo S,A – Telesp complies with the Brazilian legislation for contracting insurance coverage.

Type	Insurance Coverage
Operating risks (loss of profits)	US$7,262,620 thousand
Optional third-party liability - vehicles	R$1,000
ANATEL guarantee insurance	R$5,420

33.	Financial Instruments

In compliance with the terms of CVM Instruction No. 235/95, the Company and its subsidiaries made a valuation of their assets and liabilities based on fair values, based on available information and appropriate valuation methodologies. However, the interpretation of market information, as well as the selection of methodologies, requires considerable judgment and reasonable estimates in order to produce adequate realizable values. As a result, the estimates presented do not necessarily indicate the amounts which might be realized in the current market. The use of different market approaches and/or methodologies for the estimates may have a significant effect on the estimated realizable values.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE QUARTERLY INFORMATION (Continued)

September 30, 2005

(In thousands of reais, unless otherwise stated)

33.	Financial Instruments (Continued)

Carrying and fair values of financial instruments as of March 31, 2005 and June 30, 2005 are as follows:

	Consolidated
	Sep/2005		Jun/2005
	Carrying value	Fair value	Carrying value	Fair value
Loans and financing	(2,781,007)	(2,790,426)	(2,565,077)	(2,585,346)
Derivatives	(421,788)	(346,309)	(346,164)	(260,811)
Cash and cash equivalents	1,738,960	1,738,960	541,152	541,152

	(1,463,835)	(1,397,775)	(2,370,089)	(2,305,005)

The Company has a direct interest of 0.69% and, through the subsidiary Aliança Atlântica, an indirect interest of 0.23% in Portugal Telecom (same percentage as of March 31, 2005), carried at cost. The investment, at market value, is based on the last quotation of September 2005 on the Lisbon Stock Exchange for Portugal Telecom, equivalent to 7.60 euros (7.84 euros in June 2005):

	Consolidated
	September 2005		June 2005
	Carrying value	Fair value	Carrying value	Fair value
Portugal Telecom – direct investment	75,362	162,326	75,362	178,364
Portugal Telecom – indirect investment through Aliança Atlântica	52,384	54,109	55,799	59,455

	127,746	216,435	131,161	237,819

The principal market risk factors that affect the Company’s business are detailed below:

a)	Exchange rate risk

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations, which would increase the balances of loans and financing denominated in foreign currency and the related financial expenses. To reduce this risk, the Company enters into hedge contracts (swaps) with financial institutions.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE QUARTERLY INFORMATION (Continued)

September 30, 2005

(In thousands of reais, unless otherwise stated)

33.	Financial Instruments (Continued)

a)	Exchange rate risk (Continued)

The Company’s indebtedness and the results of operations are significantly affected by the foreign exchange rate risk. As of September 30, 2005, 45.16% (40.46% on June 30, 2005) of the debt was denominated in foreign currency (U.S. dollar, Canadian dollar and yen); 99.73% (99.76% on June 30, 2005) of this debt was covered by asset positions on currency hedge transactions (swaps for CDI). Gains or losses on these operations are recorded in income. As of September 30, 2005, these transactions generated a net loss of R$ 388,902 (consolidated). As of September 30, 2005, the Company has recorded a liability of R$ 421,788 to reflect the unrealized temporary loss.

The carrying value and fair value of the Company’s net excess (exposure) to the exchange rate risk as of September 30, 2005 and June 30, 2005 are as follows:

	Consolidated
	Sep/2005		Jun/2005
	Carrying value	Fair value	Carrying value	Fair value
Liabilities
Loans and financing	1,255,764	1,259,756	1,037,777	1,042,657
Purchase commitments	65,428	65,428	53,775	53,775

Asset position on swaps	1,312,010	1,322,873	1,088,898	1,101,752

Net excess (exposure) (a)	(9,182)	(2,311)	(2,654)	5,320

The valuation method used to calculate the fair value of loans, financing and hedge instruments (foreign exchange swaps) was the discounted cash flow method, considering expected settlement or realization of liabilities and assets, at market rates prevailing on the balance sheet date.

b)	Interest rate risk

This risk arises from the possibility that the Company may incur losses due to internal and external interest rate fluctuations affecting the Company’s results.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE QUARTERLY INFORMATION (Continued)

September 30, 2005

(In thousands of reais, unless otherwise stated)

33.	Financial Instruments (Continued)

b)	Interest rate risk (Continued)

As of September 30, 2005, the Company had R$ 1,255,764 (R$ 1,037,777 as of June 30, 2005) of loans and financing in foreign currency, of which R$ 849,446 (R$ 544,639 as of June 30, 2005) was at fixed interest rates and R$406,318 (R$ 493,138 as of June 30, 2005) was at variable interest rates (Libor). To hedge against the exchange risk on these foreign currency debts, the Company has hedge transactions in order to peg these debts to local currency, at floating rates indexed to the CDI (inter bank deposit rate), in a way that the Company’s financial result is affected by the CDI. The balance of loans and financing also includes debentures issued in 2004 with interest based on the variation of the CDI of R$1,522,173 (R$ 1,523,477 on June 30, 2005), as described in Note 14. Loans in local currency, in the amount of R$ 3,070 (R$ 3,823 at June 30, 2005) are remunerated based on the CDI rate variation and long-term interest rate (TJLP). On the other hand, the Company invests its excess cash (temporary cash investments) of R$ 1,738,960 (R$ 541,152 as of June 30, 2005) mainly in short-term instruments, based on the CDI variation, which also reduces this risk. The carrying values of these instruments approximate fair values, since they may be redeemed in the short term.

The Company has a hedge against external variable interest rate risks on the financing obtained from JBIC - Japan Bank for International Cooperation. The Company continues monitoring market rates in order to evaluate the need to contract other derivatives to hedge against the volatility risk of external variable rates on the remaining balance.

Another risk to which the Company is exposed is the non-matching of the monetary restatement indices for its debt and for accounts receivable. Telephone tariff adjustments do not necessarily match increases in local interest rates which affect the Company’s debt.

c)	Debt acceleration risk

As of September 30, 2005, the Company’s loan and financing agreements contain restrictive covenants, typically applicable to such agreements, relating to cash generation, indebtedness ratios and other. These restrictive covenants have been complied with by the Company and did not restrict the Company’s capacity to conduct its regular business.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE QUARTERLY INFORMATION (Continued)

September 30, 2005

(In thousands of reais, unless otherwise stated)

33.	Financial Instruments (Continued)

d)	Credit risk

This risk arises from the possibility that the Company may incur losses due to the difficulty of receiving amounts billed to its customers. The credit risk on accounts receivable is dispersed. The Company constantly monitors the level of accounts receivable and limits the risk of past-due accounts, interrupting access to telephone lines in case the customer bill has been overdue for more than 30 days. Exceptions are made for telecommunication services that must be maintained for security or national defense reasons.

As of September 30, 2005, the Company’s customer portfolio had no subscribers whose receivables were individually higher than 1% of the total trade accounts receivable.

The Company is also subject to credit risk related to temporary cash investments and receivables from swap transactions. The Company reduces this exposure by ispersing it among creditworthy financial institutions.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE

September 30, 2005

(In millions of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

			Variation
	Sep/2005	Sep/2004%		R$
Gross Operating Revenue	15,061.3	13,619.9	10.6	1,441.4
Net Operating Revenue	10,639.8	9,862.1	7.9	777.7
Cost of Services Rendered	(5,712.5)	(5,512.2)	3.6	(200.3)
Financial Expenses, net	(937)	(592.9)	58.0	(344.1)
Operating Expenses, net	(2,098.8)	(1,991.3)	5.4	(107.5)
Income from Operations	1,891.4	1,765.7	7.1	125.7
Net Income	1,867.3	1,475.0	26.6	392.3

1.	The net operating revenue for the nine-month period ended September 30, 2005 amounted R$10,639,8. When compared to the revenue of R$ 9,862.1 registered in the same period of the prior year, there was an increase of R$777.7, or 7.9%, due to the tariff readjustment in 2004 and 2005, to the launch of the “linha econômica” (economy line) campaign, the growth of the SPEEDY service, the long-distance service, the revenues from the facilities of the “linha inteligente” (intelligent line) (i.e. Detecta) and the revenues from the management of telecommunication services in commercial buildings, rendered by the Company’s subsidiaries Assist Telefônica and Atrium Telecom.

2.	The cost of services rendered grew R$200.3 or 3.6%, mainly due to the increase in costs of outsourcing, in light of the increase in operating services for productive plant, Internet IP network traffic, administrative technical services and interconnection charges basically due to the increase in the fixed-to-mobile network usage, transportation and fixed-to-fixed network usage. Additionally, there was an increase in the payroll expenses due to the salary readjustment of 6% in September 2004 and the Career Plan that benefited an average of 3,000 employees in the first quarter of 2005, and the increase in post and infrastructure rent.

3.	There was an increase in negative financial result by R$344.1 million and, excluding interest on shareholders’ equity, the variation amounted to R$39.9 million, mainly due to debentures issue in October 2004.The indebtedness and the results from operations are substantially exposed to the exchange rate variation risk.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE

September 30, 2005

(In millions of reais, unless otherwise stated)

			Variation
Net Financial Result YTD – R$	Sep/2005	Sep/2004%		R$
Results of financial operations	77.9	55.7	39.9	22.2
Results of hedge operations	(390.2)	(199.3)	95.8	(190.9)
CPMF (tax on financial transactions)	(59.3)	(60.4)	(1.8)	1.1
Interest revenues	53.3	38.4	38.8	14.9
Interest expenses	(312.1)	(185.1)	68.6	(127.0)
Monetary/exchange rate variation	293.4	53.6	447.4	239.8
Interest on own capital	(600.0)	(295.8)	102.8	(304.2)

Net financial result	(937.0)	(592.9)	58.0	(344.1)

4.	The operational income increased 7.1% when compared to the same period in the prior year, mainly as a result of the revenues increase and the tight expenses control.

5.	Operating Data (*)

Evolution of the main operating data:

	Unit	Sep/2005	Sep/2004	Variation %
Installed lines and lines in process of installation	Line	14,308,575	14,304,712	0.0

Fixed lines in service	Line	12,453,292	12,359,157	0.8

Local traffic
Pulses – registered	Thousand pulses	23,917,379	25,389,551	(5.8)
Pulses – exceeding	Thousand pulses	16,351,694	17,937,479	(8.8)

Public telephones	Sets	330,945	331,174	(0.1)

(*)	Not reviewed by independent auditors.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE

September 30, 2005

(In millions of reais, unless otherwise stated)

6.	Expansion and investment project

The Company submitted for the consideration of the Board of Directors the capital budget for 2005, in the amount of R$1,717,757 thousand - consolidated, which was subsequently forwarded and approved by the Ordinary Shareholders’ Meeting on March 30, 2005. The funds will be provided by the operations.

Until September, 30 the Company invested the consolidated amount of R$948,350 thousand and the new commitments for the capital expenditures for September 2005 are:

Year of expenditure	Total Committed	Total Forecasted
2005	1,131.734	1,247,639

6.1	Sales of Telephone Lines (*)

At the end of September 2005, the Company had a total of 12,453,081 lines in service, from which 75% are residential, 11% non-residential and 8% business customers, and the remaining ones are lines for the Company’s use and public telephones.

6.2	Public Telephones (*)

The Company has a Public Telephone plant of 330.945 units to meet the needs of the population of the State of São Paulo and to achieve the requirements established by the regulatory agency.

(*)	Not reviewed by independent auditors.

7.	Anatel

7.1	Targets

The quality and universalization targets for Switched Fixed Telephone Services (STFC) are available at ANATEL’s website: www.anatel.gov.br.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE

September 30, 2005

(In millions of reais, unless otherwise stated)

7.2	Domestic and International Long-distance Licenses

ANATEL recognized that the Company had achieved the universalization targets two years in advance, which allowed the Company to receive the licenses to provide STFC services for local, domestic and international long-distance throughout Brazil, thus expanding its bounds. Subsequently, ANATEL announced that the Company was authorized to provide STFC services throughout Brazil, for local and domestic long-distance in Regions I, II and Sector 33 of the Region III and international long-distance in all three regions. A legal injunction was granted by Embratel suspending the domestic long-distance calls originated in its concession areas to Regions I (Telemar) and II (Brasil Telecom); however, this legal injunction was later declared not valid by ANATEL, allowing the Company to provide services throughout Brazil.

In May 2003, the Company started to offer local call services in more than six states, in addition to São Paulo, its original concession area. Afterwards, the Company’s operations expanded to the cities of Duque de Caxias, Nova Iguaçu and São Gonçalo (in the state of Rio de Janeiro), Aracajú (Sergipe), Vitória (Espírito Santo), Porto Alegre (Rio Grande do Sul), Curitiba (Paraná) and Florianópolis (Santa Catarina).

The operation in these cities starts of the progressive achievement of the targets established by ANATEL, as a result of the concession that was granted to provide local services in regions outside the State of São Paulo, representing an advance in the accomplishment of universalization targets based on which the Company has become the first concessionaire to offer local telephony services outside its original concession area.

On July 6, 2003, the wireless operators implemented the carrier selection code – CSC on domestic (VP2 and VP3) and international long-distance calls, under the SMP rules. The Company began to account the revenues from these services, and pay wireless operators for usage of their networks.

8.	iTelefônica

The Company, by means of its subsidiary Assist Telefônica, started to provide Internet access services in the State of São Paulo (the list of cities is available on the website www.itelefonica.com.br.

After several tests in the São Paulo State interior cities since September 29, 2002, Telefônica officially launched iTelefonica Internet provider in all the São Paulo State on July 13, 2003.

9.	Alternative fixed telephony plans

On March 21, 2005, Telesp announced the “Linha Economia Família” (Family Economy Line). This line offers an additional functionality in relation to prior economy lines, i.e. it allows each family member to use his own prepaid card, with exclusive control. Since launching, more than 830 thousand terminals have been enabled in the São Paulo State.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE

September 30, 2005

(In millions of reais, unless otherwise stated)

This product was devised for lower-income classes and allows better control over telephone expenses because long-distance calls or to cellular telephones are made through a prepaid card.

On May 12, 2005, Telefonica announced the “Plano Internet Ilimitada” (Unlimited Internet Access Plan). In this plan the customer pays a monthly fee of R$ 29.90 (promotional fee to residential subscribers) and gets dial access to the web for unlimited time, any day and any time of the week. In this plan the user surf the web as long as he wants and achieve a simple and efficient way for expenditure control. Among other results, the average monthly connection time has increased 3,5 times. Since launching, more than 58 thousand customers have subscribed to this plan.

The alternative fixed telephony plans yield the installed capacity of Telesp and attend segments that did not have economic options to telephony access. It reflects the commitment of Telesp to the universalization of telecommunication services in the State of São Paulo, higher than the regulatory targets, and to the socialization of the communication and information access.

10.	Additional Information

For further details about the Company’s performance, consult the “Press Release” which is available at the website www.telefonica.com.br.

******************

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date: December 22, 2005	By:	/s/ Daniel de Andrade Gomes
	Name:	Daniel de Andrade Gomes
	Title:	Investor Relations Director